SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER

                     PURSUANT TO RULE 13a-16 OR 15d-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of April, 2003

                               CP SHIPS LIMITED

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                (Translation of Registrant's Name Into English)

            62-65 Trafalgar Square, London WC2N 5DY, United Kingdom

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                   (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F           Form 40-F  X
              ----                -----

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes       No   X
        -----     -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

     This report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant:

                            Form S-8 No. 333-13954



                               Page 1 of 4 Pages

                       Exhibits Index appears on Page 3

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       CP SHIPS LIMITED
                                       ----------------
                                               (Registrant)

Date:  3 April 2003

                                       By:     /s/ John K. Irving
                                              ---------------------
                                              Name:   John K. Irving
                                              Title:  Vice President, General
                                                      Counsel & Secretary



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

                                Exhibits Index

The following is a list of Exhibits included as part of this Report on Form
6-K.

Description of Exhibit                                                  Page
----------------------                                                  ----

10.1  Press Release of CP Ships Limited "CP SHIPS ANNOUNCES
      2002 ANNUAL REPORT 2003 ANNUAL MEETING OF
      SHAREHOLDERS FIRST QUARTER 2003 FINANCIAL
      RESULTS REPORTING DATE", dated 3 April 2003                        4



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

                                                                  Exhibit 10.1

         CP SHIPS ANNOUNCES 2002 ANNUAL REPORT 2003 ANNUAL MEETING OF SHAREHOLDERS FIRST QUARTER 2003 FINANCIAL RESULTS REPORTING DATE

LONDON, UK (3 April 2003) - CP Ships Limited's 2002 Annual Report and Management Proxy Circular have been posted on the company's website (www.cpships.com) and are being mailed to shareholders.

CP Ships' Annual Meeting of Shareholders is scheduled for 23rd April 2003 at the Fairmont Royal York Hotel, 100 Front Street West, Toronto, Ontario at 2:00 pm Toronto time.

Also on 23rd April 2003 CP Ships plans to announce its first quarter 2003 financial results. CEO Ray Miles will host a conference call with the investment community starting at 9:00 am Toronto time. The conference call will be webcast live through the CP Ships website and be available in archive through Friday, 23rd May 2003.

                                    -ends-

About CP Ships: One of the world's leading container shipping companies, CP Ships provides international container transportation services in four key regional markets: TransAtlantic, Australasia, Latin America and Asia. Within these markets CP Ships operates 35 services in 22 trade lanes, most of which are served by two or more of its seven readily recognized brands: ANZDL, Canada Maritime, Cast, Contship Containerlines, Italia Line, Lykes Lines and TMM Lines. CP Ships has a fleet of 89 ships and 413,000 teu in containers. Its annual volume is 2 million teu, more than 80% of which is North American exports or imports. It also owns Montreal Gateway Terminals, which operates one of the largest marine container terminal facilities in Canada. CP Ships' stock is traded on the Toronto and New York stock exchanges under the symbol TEU. It is listed in the S&P/TSX 60 Index of top Canadian publicly listed companies. For further information visit the CP Ships website, www.cpships.com.

                                   CONTACTS
                                   Investors
                       Jeremy Lee, VP Investor Relations
                          Telephone: + 1 514 934 5254

                                     Media
              Elizabeth Canna, Director Corporate Communications
              Telephone:+44 (0)20 7389 1119 or +41(0) 79 691 3764

                                      or
                   Ian Matheson, Impress Communications Ltd
                        Telephone: +44 (0)1689 860 660

Note: This press release may include forward-looking statements about the operations, objectives and expected financial results of CP Ships and its affiliates. Such statements are inherently subject to uncertainties arising from a variety of factors including, without limitation, legislative or regulatory changes, competition, technological developments and global economic and financial conditions. Actual performance could differ substantially.



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